CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 July 5, 2016


VIA EDGAR CORRESPONDENCE


Karen Rossotto, Esq.
Kathy Churko
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


         Re:          First Trust Exchange-Traded Fund VI
                              File No. 333-211163
                  -------------------------------------------

Dear Ms. Rossotto and Ms. Churko:

      We received your oral comments via telephonic conference on May 17, 2016 and June 6, 2016 regarding the Registration Statement on Form N-14 (the "Registration Statement") for First Trust Exchange-Traded Fund VI (the "Trust") filed with respect to its series, First Trust High Income ETF ("FTHI") filed on May 5, 2016. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. We are submitting via EDGAR this letter on behalf of the Trust, which is intended to respond to your comments, and a revised, marked draft of the Registration Statement is included for your review and convenience.

DISCLOSURE COMMENTS

COMMENT 1

      In the Dear Shareholder letter, revise and clarify the sentence in the second paragraph regarding the role of First Trust as adviser to both FAV and FTHI and Chartwell as the subadviser to FAV as to the equity portion of the portfolio of FAV.

RESPONSE TO COMMENT 1

      The Registration Statement has been revised as requested.


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COMMENT 2

      Also in the Dear Shareholder letter, in the lead in to the bullet points on p. ii of the letter (and elsewhere in the Registration Statement where similar language occurs), eliminate the phrase "each of" with reference to the Boards of Trustees of FAV and FTHI as they are the same Board.

RESPONSE TO COMMENT 2

      The Registration Statement has been revised as requested.

COMMENT 3

      Also in the Dear Shareholder letter, in the second bullet point on p. ii (and elsewhere in the Registration Statement where similar language occurs), revise the language regarding "eliminating the discount to net asset value at which shares of FAV have historically traded" as FAV will no longer exist subsequent to the Merger.

RESPONSE TO COMMENT 3

      The Registration Statement has been revised as requested.

COMMENT 4

      In the Dear Shareholder letter, in the last bullet point regarding Board considerations, further explain supplementally in your response letter and revise the disclosure later in the Registration Statement regarding how the increase in the number of shares is expected to help the trading profile for FTHI.

RESPONSE TO COMMENT 4

      Management of FTHI has indicated to us that the expected increase in the number of shares outstanding may lead to greater liquidity of FTHI shares, and as a result an increase in analyst coverage and overall demand for FTHI shares. Additionally, the Registration Statement has been revised to expand the disclosure regarding the trading profile where appropriate.

COMMENT 5

      In the Questions and Answers discussion regarding "How will the Merger be effected," simplify the explanation of the Merger transaction and move the discussion of the Merger Sub and the technical legal steps that constitute the Merger to later in the Registration Statement.


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RESPONSE TO COMMENT 5

      The Registration Statement has been revised as requested.

COMMENT 6

      In the Questions and Answers discussion of "Why is the Merger being recommended" on p. 2, there is discussion of eliminating the discount that should be conformed to the earlier comment and clarification that the survivor in the Merger is FTHI which is an ETF and therefore its shares are expected to trade at or near NAV.

RESPONSE TO COMMENT 6

      The Registration Statement has been revised as requested.

COMMENT 7

      In the Questions and Answers discussion of "Will shareholders of the Funds have to pay any fees or expenses in connection with the Merger," disclose that FAV and ultimately its shareholders are expected to bear substantially all of the expenses due to the relative sizes of the Funds and the cost sharing agreement between the Funds.

RESPONSE TO COMMENT 7

      The Registration Statement has been revised as requested.

COMMENT 8

      In the Questions and Answers discussion of "Will shareholders of the Funds have to pay any fees or expenses in connection with the Merger" and elsewhere in the Registration Statement where applicable, disclose the amount of leverage employed by FAV.

RESPONSE TO COMMENT 8

      The Registration Statement has been revised as requested.

COMMENT 9

      In the Questions and Answers discussion of "How will the Merger affect distribution rates," quantify and disclose the expected reduction in yield FAV shareholders would realize based on the current relative yields of the two Funds.


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RESPONSE TO COMMENT 9

      The Registration Statement has been revised as requested.

COMMENT 10

      In the Questions and Answers discussion of "Will the shares held by FAV shareholders continue to be listed on the NYSE following the Merger," revise the disclosure to clarify that FAV shares will be delisted from the NYSE following the completion of the Merger.

RESPONSE TO COMMENT 10

      The Registration Statement has been revised as requested.

COMMENT 11

      In the side by side discussion of key differences in the Questions and Answers discussion of "What are some of the key differences between a closed-end fund and an ETF," revise the disclosure to summarize and simplify the information presented.

RESPONSE TO COMMENT 11

      The Registration Statement has been revised as requested.

COMMENT 12

      In the Questions and Answers discussion of "Do the Funds have similar investment objectives, strategies and risks," eliminate the initial response of "Yes" and revise the disclosure accordingly. Include an explanation of investment structure risks between CEFs and ETFs.

RESPONSE TO COMMENT 12

      The Registration Statement has been revised as requested.

COMMENT 13

      In the Questions and Answers discussion of "Do the Funds have similar investment objectives, strategies and risks," expand the discussion of the similarities in investment strategies between the Funds.

RESPONSE TO COMMENT 13

      The Registration Statement has been revised as requested.


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COMMENT 14

      In the Questions and Answers discussion of "Do the Funds have similar investment objectives, strategies and risks," add the phrase "dividend paying" in front of the phrase "equity securities" appearing in the first sentence of the fourth paragraph thereunder.

RESPONSE TO COMMENT 14

      The Registration Statement has been revised as requested.

COMMENT 15

      In the Questions and Answers discussion of "Will the Merger constitute a taxable event for FAV shareholders," clarify the disclosure in the first sentence of the second paragraph regarding any proposed disposition of assets that do not conform to FTHI's investment objectives.

RESPONSE TO COMMENT 15

      The Registration Statement has been revised as requested

COMMENT 16

      Please confirm supplementally in your response letter that all material items considered by the Board in approving the Merger have been disclosed in the Registration Statement.

RESPONSE TO COMMENT 16

      The Funds have informed us that all material items considered by the Board in approving the Merger have been disclosed in the Registration Statement.

COMMENT 17

      In the discussion of the Board Considerations Relating to the Proposed Merger on p. 5, in the third bullet point, confirm or revise the disclosure that both Funds "primarily" invest in equity securities.

RESPONSE TO COMMENT 17

      The Registration Statement has been revised as requested.


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COMMENT 18

      Clarify in the disclosure that all debt securities held by FAV are expected to be sold prior to the Merger and identify any issues with liquidating or transitioning to FTHI any illiquid or restricted securities held by FAV.

RESPONSE TO COMMENT 18

      Management of FAV has indicated to us that none of the securities held by FAV are illiquid. The Registration Statement has been revised accordingly.

COMMENT 19

         RISK FACTORS

      Provide where applicable an indication of which risks apply to which Funds to comply with the comparison requirement in Item 3(c) of Form N-14.

RESPONSE TO COMMENT 19

      The Registration Statement has been revised as requested.

COMMENT 20

         RISK FACTORS

      Provide a risk factor that discloses the non-diversified nature of FTHI as opposed to the diversified nature of FAV and describe attendant risks.

RESPONSE TO COMMENT 20

      Upon further review, we note that the Registration Statement previously provided this disclosure in the Risk Factor section under the heading "Non-Diversification Risk," so the requested Risk Factor is currently included.

COMMENT 21

         RISK FACTORS

      Provide a risk factor explaining the investment structure risks between CEFs and ETFs.

RESPONSE TO 21

      The Registration Statement has been revised as requested.


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COMMENT 22

      MERGER SAI

      On p. 19 in the Merger SAI, revise the disclosure regarding FAV having no intention to employ leverage.

RESPONSE TO COMMENT 22

      The Registration Statement has been revised as requested to remove the reference noted.

COMMENT 23

      Provide forms of Proxy Cards as Exhibits to the Registration Statement.

RESPONSE TO COMMENT 23

      The Registration Statement has been revised as requested to include Proxy Cards as Exhibits to the Registration Statement.


ACCOUNTING AND FINANCIAL COMMENTS

COMMENT 1

         Please provide the required pro forma financial statements.

RESPONSE TO COMMENT 1

      The Registration Statement has been revised as requested to include the required pro forma financial statements as Appendix IV to the Merger SAI.

COMMENT 2

      In the Statement of Assets and Liabilities in the pro forma financial statements, include a line item reflecting adjustments for reorganization and repositioning expenses borne by the Funds and a footnote describing such expenses.

RESPONSE TO COMMENT 2

      Management of FAV has informed us that, upon further review of the equity portfolio of FAV, repositioning of the equity portfolio will not be necessary. In addition, the costs associated with deleveraging the portfolio will be nominal. Therefore, neither repositioning nor deleveraging will impact the pro


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forma financial statements to an extent significant enough to be accounted for in the pro forma adjustments. The Capitalization Table and the pro forma financial statements, however, will include more detailed disclosures regarding the nature of the costs and expenses included in the pro forma adjustments.

COMMENT 3

      Please provide the analysis supporting the identity of the surviving fund for accounting purposes in accordance with the Staff's position in North American Security Trust, (pub. avail. Aug. 5, 1994).

RESPONSE TO COMMENT 3

      Please see the requested analysis set forth in Exhibit A hereto.

COMMENT 4

      In the discussion of the repositioning of the assets of FAV in the Q&A section and throughout the Registration Statement, disclose the percentage of the holdings that are deemed to be illiquid.

RESPONSE TO COMMENT 4

      Management of FAV has advised us that none of the holdings of FAV are deemed to be illiquid. The Registration Statement has been revised accordingly.

COMMENT 5

      Provide the required semi-annual financial statements of FAV and FTHI.

RESPONSE TO COMMENT 5

      The Registration Statement has been revised as requested by incorporating by reference the semi-annual financial statements of FTHI.

      With respect to FAV, semi-annual financial statements are not required under Rule 3-18 of Regulation S-X unless the Registration Statement is expected to be declared effective more than 245 days after the date of the balance sheet of FAV provided in the Registration Statement, which is not expected.



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COMMENT 6

      The Registration Statement indicates that FAV had outstanding borrowings of $20.8 million at November 30, 2015. Please confirm in your response that all of these borrowings are expected to be repaid.

RESPONSE TO COMMENT 6

      Management of FAV has advised us that the entire amount of outstanding borrowings of FAV are expected to be repaid prior to the Merger.

 COMMENT 7

      In the Fee Table or elsewhere where appropriate, disclose the accounting survivor in the Merger.

RESPONSE TO COMMENT 7

      The Registration Statement has been revised as requested to identify FTHI as the accounting survivor in the Merger in the Fee Table and elsewhere where appropriate.

 COMMENT 8

      Under "Comparative Fees and Expenses," in the Example under the Fee Table, provide estimated fees based on a $10,000 investment instead of a $1,000 investment.

RESPONSE TO COMMENT 8

      The Registration Statement has been revised as requested.

COMMENT 9

      With respect to the Capitalization table, supplementally provide a calculation of the number of shares of FTHI to be outstanding on a pro forma basis following the Merger.

RESPONSE TO COMMENT 9

      Please see the requested calculation as set forth in Exhibit B hereto.

COMMENT 10

      In the Capitalization table, please provide footnote disclosure of the net asset value per share of each of FAV and FTHI used in the calculations that result in the amounts presented therein.


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RESPONSE TO COMMENT 10

      The Registration Statement has been revised as requested.

COMMENT 11

      In the Capitalization table, please confirm the amounts of the pro forma adjustments and include a footnote providing more detail regarding the components of the pro forma adjustments.

RESPONSE TO COMMENT 11

      The Registration Statement has been revised as requested.

COMMENT 12

      Footnote 3 to the Capitalization table indicates that limitations to tax loss carry forwards will apply to Merger losses and these limitations are expected to be substantial. Include this discussion earlier in the Registration Statement.

RESPONSE TO COMMENT 12

      Upon further review of the application of tax loss carry forwards discussion in the Registration Statement, Management of FAV has advised us that a portion of the tax loss carry forwards available to FAV will expire upon the earlier of the completion of the Merger or the fiscal year end of FAV. Management of FAV has concluded, therefore, that the impact of the Merger with respect to the application of the tax loss carry forwards is not material in amount or potential application; however, the disclosure relating thereto in the Registration Statement has been revised.

TANDY ACKNOWLEDGEMENT

      In connection with the Registration Statement, the Trust has advised us that it acknowledges that:

      o the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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      Please call me at (312) 845-2978 or Bill Hermann at (312) 845-3895 if you
have additional comments or wish to discuss any of the foregoing responses. Thank you.


                                                 Very truly yours,

                                                 CHAPMAN AND CUTLER LLP


                                                 By:  /s/ Jonathan A. Koff
                                                     ---------------------------
                                                          Jonathan A. Koff




cc:   W. Scott Jardine

                                   EXHIBIT A

                          ACCOUNTING SURVIVOR ANALYSIS

      First Trust Exchange-Traded Fund VI (the "Registrant") believes that its series, the First Trust High Income ETF ("FTHI"), is the accounting survivor following the Merger. According to a no-action letter to North American Security Trust ("NAST"),(1) in order to determine which fund should be the accounting survivor, the attributes of the new combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new combined fund. In making this determination, the below factors are generally considered. Each of the factors, along with the relevant analysis, are discussed below:

             (i) Comparison of investment advisers. FTHI's investment advisory agreement is with First Trust Advisors, L.P. ("FTA"). As advisor FTA provides day-to-day management of FTHI's managed assets. First Trust Dividend and Income Fund ("FAV") has an investment advisory agreement with FTA. FAV is also a party to an investment sub-advisor agreement with Chartwell Investment Partners, LLC ("Chartwell"). Chartwell provides day-to-day management of the equity portion of FAV's investment strategy (including equity securities and the option strategy), which constituted 78.2% of FAV's managed assets as of March 31, 2016. The remainder of FAV's managed assets, the senior loan/high yield debt securities component of FAV's investment strategy, is managed by FTA. FTHI does not currently invest in senior loan/high yield securities and will not do so post-Merger. Subsequent to the Merger, FTA will continue to manage FTHI's investment portfolio with the same portfolio managers as prior to the Merger. Chartwell will not be involved in the management of FTHI post-Merger in any respect.

                  As a result, this factor strongly suggests that FTHI should be the accounting survivor.

            (ii) Comparison of investment structure, objectives and policies. FAV is a diversified, closed-end management company under the Investment Company Act of 1940, as amended (the "1940 Act"). FTHI is a non-diversified, open-end management company under the 1940 Act operating as an exchange-traded fund. FTHI, the fund that will continue subsequent to the Merger, will continue to operate as a non-diversified, exchange-traded fund post-Merger.

                  Under Massachusetts law, FAV will be merged with and into Merger Sub (an entity wholly-owned by FTHI) and will cease to exist. Immediately thereafter, Merger Sub will liquidate and all of its assets will be distributed to FTHI. FTHI, from a legal perspective, will be the only fund in existence after the Merger. Additionally, under U.S.



------------------------------
(1)  See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

      generally accepted accounting principles, FTHI will be the accounting survivor after the Merger.

                  The primary investment objective of FAV is to seek a high level of current income. The primary investment objective of FTHI is to provide current income. Each fund has a secondary investment objective to provide capital appreciation. There will be no change to FTHI's investment objectives following the Merger.

            FAV seeks to achieve its objectives by investing at least 80% of its managed assets in a diversified portfolio of dividend paying multi-cap equity securities, debt securities and senior secured floating rate loans that offer the potential for attractive income and/or capital appreciation. FAV's portfolio consists of two components: (i) the "Equity Component," which consists primarily of equity securities of both U.S. and non-U.S. issuers of any market capitalization that are readily traded on a registered U.S. national securities exchange, and (ii) the "Senior Loan/High Yield Debt Component," which primarily consists of (a) senior loans and (b) debt securities that are rated below investment grade (i.e., "junk bonds") or unrated at the time of purchase and deemed to be of comparable credit quality. In addition, FAV also may write (sell) call options on equity indices and/or equity securities.

            FTHI pursues its objectives by investing in equity securities listed on U.S. exchanges and by utilizing an "options strategy" consisting of writing (selling) U.S. exchange-traded call options on the Standard & Poor's 500(R) Index (the "Index").

            The principal differences between the investment strategies of FAV and FTHI are as follows: (i) in addition to writing call options on the Index, FAV may further write call options on other equity indices as well as on individual U.S. exchange traded equity securities; (ii) in addition to investing in equity securities, FAV invests in debt securities and senior secured floating rate loans as a principal part of its investment strategy; and (iii) FAV may, and in fact does, employ leverage through borrowings. FTHI does not invest in debt securities or senior loans and will not do so following the Merger. FTHI will continue its current investment objectives, policies and restrictions following the Merger without modification or addition.

            These factors strongly suggest that FTHI should be the accounting survivor.

            (iii) Comparison of Expense Structure and Size.

                  The table below sets forth a comparison of the expense structure of FAV and FTHI as well as the expense structure of the combined fund (which will be same as FTHI prior to the Merger):


                                      A-2
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
                                                                                                      POST-MERGER COMBINED
                                                                      FAV               FTHI                  FUND
                                                              ------------------   ---------------    ----------------------
  Management Fees                                                  1.00%(1)              0.85%(3)            0.85%(3)
  Dividend Reinvestment Plan Fees                                  None                  None                None
  Interest Payments on Borrowed Funds                              0.20%                 0.00%               0.00%
  Other Expenses(2)                                                0.64%                 0.00%               0.00%
                                                              ------------------   ---------------    ----------------------
  Total Annual Fund Operating Expenses                             1.84%                 0.85%               0.85%
                                                              ------------------   ---------------    ----------------------
                                                                 $92,407,080         $6,968,319            $80,975,399
  Total Assets(4)
  Total Assets Applicable to Common Stock(4)                     $74,007,080         $6,968,319            $80,975,399
----------------

(1) The management fee of FAV is based on the managed assets of FAV, which is the average daily gross asset value of the Fund (including assets attributable to the Fund's borrowings), minus the sum of the Fund's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than the principal amount of any borrowings incurred, commercial paper or notes issued by FAV).
(2) Other expenses generally consists of administrative, audit and tax, printing, transfer agent, custodian, trustees', financial reporting and legal fees.
(3) The management fee of FTHI is based on the Fund's average daily net assets. This fee is a unitary fee, which includes the management fee of FTA and which also covers various expenses of FTHI, including the cost of transfer agency, custody, fund administration, legal, audit and other services, but excludes interest, taxes, brokerage commissions and other expenses connected with the execution of portfolio transactions, distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, and extraordinary expenses.
(4) As of March 31, 2016, assuming no redemption of shares of the post-Merger combined fund post-Merger. For FAV, the difference between total assets and total assets applicable to common stock represents assets attributable to leverage.

                  The fee and expense structure of FTHI will continue for the combined fund after the Merger. Although FAV is larger, the expense structure of FTHI will carry forward and as a result the investor experience will mirror that of FTHI. As a result, this factor strongly supports that FTHI should be the accounting survivor.

            (iv) Comparison of Portfolio Composition. As of March 31, 2016, FAV and FTHI's respective portfolios consisted of:

                          FAV                             FTHI

                  Equity         78.4%               Equity  99.7%
                  Fixed Income   18.7%               Other    0.3%
                  Other           2.9%                       -----
                                 -----                        100%
                                  100%


                  FTHI will be managed post-Merger on a basis consistent with its pre-Merger management by the same portfolio managers that currently manage FTHI.


                                      A-3
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      The Trust strongly believes that FTHI is the accounting survivor. An analysis of the factors considered when applying NAST clearly demonstrates that the post-Merger combined fund more closely resembles FTHI. While FAV has a larger asset base, all other factors considered in the NAST analysis strongly indicate FTHI is the accounting survivor. In addition, as a result of the change in structure it is possible that after the transaction there will be large share redemptions as a result of sales of shares by former FAV shareholders, which would mitigate the size factor.


                                      A-4
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                                   EXHIBIT B

             CALCULATION OF OUTSTANDING SHARES OF FTHI POST-MERGER

      Pursuant to Section 2.3 of the Agreement and Plan of Merger (the form of which is included in the Registration Statement, the "Plan of Merger"), each outstanding FAV share shall be converted into a number of FTHI shares equal to one multiplied by the quotient of the net asset value of a FAV share divided by the net asset value of a FTHI share, each as of the Valuation Time under the Plan of Merger). For illustration purposes only, and as presented in the Capitalization Table in the Registration Statement, as of March 31, 2016, the NAV of FAV was $8.96022 and, as adjusted for the estimated Merger costs and expenses allocated to FAV, would have been $8.92440, and the NAV of FTHI was $19.90937 and, as adjusted for the estimated Merger costs and expenses allocated to FTHI, would have been $19.82577. The Plan of Merger calculation under Section
2.3 based on these amounts therefore would be as follows:

    1 x (8.92440 (division) 19.82577) = .450141 (the "Allocation Factor")

      The Allocation Factor is then applied to the number of outstanding shares of FAV of 8,259,517 and results in 3,717,947 shares of FTHI to be issued to former shareholders of FAV. Together with the 350,002 shares of FTHI currently outstanding, 4,067,949 shares of FTHI would be outstanding post-Merger.

                        .450141 x 8,259,517 = 3,717,947

                        3,717,947 + 350,002 = 4,067,949


                                      B-1
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